OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

  Fording Canadian Coal Trust

(Name of Issuer)

Trust Units

(Title of Class of Securities)

345425102

(CUSIP Number)

Robert Donick
Luscar Ltd.
1600 Oxford Tower
10235 – 101 Street
Edmonton, Alberta, T5J 3G1
(780) 420-5880

James J. Junewicz Mayer, Brown, Rowe & Maw, LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Geoffrey D. Creighton Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario, Canada M5K 1N2 (416) 865-7500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 345425102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Luscar Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Alberta, Canada

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		0
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

Page 3 of 4 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

This Amendment Number 1 relates to the Schedule 13D filed by Luscar Ltd. on March 10, 2003 (the “Schedule 13D”) relating to trust units of Fording Canadian Coal Trust, a trust organized under the laws of the province of Alberta, Canada. Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

For purposes of this Amendment, the term “Internal Transactions” means a series of internal reorganization transactions effected October 17, 2003 among Luscar Energy Partnership (“LEP”), Sherritt Coal Partnership II (“SCP II”) and their respective wholly-owned direct and indirect subsidiaries, including Luscar Ltd. LEP, SCP II and all the entities involved in the transactions are wholly-owned, directly or indirectly, as to 50% each by Sherritt International Corporation and Ontario Teachers’ Pension Plan Board. As a result of the Internal Transactions, Fording units formerly held by these jointly-owned entities were distributed, for no further consideration, to Sherritt and a wholly-owned subsidiary of Teachers’, in accordance with their 50% interests.

Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 is amended by replacing said paragraph with the following:

     “Pursuant to the Plan of Arrangement, Luscar received 2,979,000 units of Fording in exchange for Luscar’s contribution to Fording of certain metallurgical coal assets and related port facilities. On October 17, 2003, as a result of the Internal Transactions, Luscar ceased to own 2,979,000 units.”

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of subparagraph (a) of Item 5 is amended by replacing said paragraph with the following:

"(a) Luscar no longer holds any units.”

Subparagraph (b) of Item 5 is amended by replacing said paragraph with the following:

"(b) Luscar no longer holds any units.”

Subparagraph (c) of Item 5 is amended by replacing said paragraph with the following:

"(c) Luscar has not effected any transactions in the units in the past sixty days, other than in connection with the Internal Transactions.”

Subparagraph (e) of Item 5 is amended by replacing said paragraph with the following:

"(e) On October 17, 2003, Luscar ceased to be the beneficial owner of more than five percent of the units.”

Page 4 of 4 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 17, 2003
LUSCAR LTD.

		By:	/s/ Samuel W. Ingram

		Name:	Samuel W. Ingram

		Title:	Vice President